CADBURY PLC
ADDITIONAL LISTING

A block listing application has been made for 300,000 ordinary shares of 10p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following schemes:

Scheme	No. of Shares
The Cadbury plc 2008 Savings Related Share Option Scheme	50,000
The Cadbury plc 2008 Irish Savings Related Share Option Scheme	50,000
The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme	50,000
The Cadbury plc 2008 International Savings Related Share Option Scheme	50,000
The Cadbury plc 2008 US Employees Share Option Plan	50,000
The Cadbury plc 2008 Americas Employees Share Option Plan	50,000

J M Mills
Director of Group Secretariat

27 February 2009